EXHIBIT 99.2

April 14, 2020
CONSENT OF NEIL BURNS
United States Securities and Exchange Commission
I, Neil Burns, M.Sc., P.Geo., Vice President, Technical Services, Wheaton Precious Metals Corp. (the “Company”), hereby consent to being named as having approved the disclosure of the scientific and technical information relating to mineral reserves and resource estimates contained in the news release of the Company dated March 11, 2020 (the “News Release”), which has been incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-128128) and Form F-3 (File No. 333-194702). I hereby confirm that I have read the News Release and have no reason to believe that there are any misrepresentations in the information contained therein that is within my knowledge as a result of the services performed by me in connection with my approval of the disclosure of the scientific and technical information contained in the News Release.

[Signature Appears on Following Page]

Yours truly,

/s/ Neil Burns
Neil Burns, MSc, P.Geo
Vice President Technical Services,
Wheaton Precious Metals Corp.

[Signature Page to Consent]